N-SAR Question 77K

Change in Independent Registered Public Accounting Firm

On April 21, 2005, Ernst & Young LLP (“E&Y”) notified the Funds of its intention to resign as the Funds' independent registered public accounting firm. The Board of Directors has selected Deloitte & Touche LLP to serve as the Funds’ independent registered public accounting firm for the Funds’ fiscal year ending October 31, 2005. The decision to select Deloitte & Touche LLP was recommended by the Audit Committee and was approved by the entire Board of Directors on September 29, 2005.

The selection of Deloitte & Touche LLP does not reflect any disagreements with or dissatisfaction of the Funds or the Board of Directors with the performance of the Funds’ prior auditor. During the two most recently completed fiscal years, E&Y’s audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Funds and E&Y on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the disagreement in its reports.